www.linkedin.com/in/bradybd (LinkedIn)
www.brimdeforest.com (Personal)
latestagecapital.com (Company)

Top Skills

Venture Capital
Federal Government Contracts
Leadership Development

Languages

English (Native or Bilingual)
French

Certifications

Life Fellow
Member
Life Fellow
Life Fellow

Honors-Awards

Best CEOs for Diversity - 2018
Best CEOs in Los Angeles - 2018
Best CEOs for Diversity - 2019
Best CEOs - 2020
Officer

Publications

Smaller is Better: Using Small
Autonomous Teams to Drive the
Future of Enterprise

Brady Brim-DeForest

CEO | Investor | Chairman, BluShift Aerospace | Managing Partner,
Late Stage Capital | Founder, Monks | Author of Smaller is Better
(smallerbetter.com)
Dallas-Fort Worth Metroplex

Summary

I'm an author, investor, and serial entrepreneur who has founded
over half a dozen companies.

I am chairman of BluShift Aerospace, and Managing Partner at Late
Stage Capital. I am a founder of Monks.

Previously, as CEO of Formula.Monks (www.formula.co), the
technology solutions division of Monks, I led a global team of
consultants, engineers, designers, and strategists who help the
world's most ambitious companies transform their businesses with
AI.

With over 20 years of experience in organizational design, culture
building, product design, brand strategy, and startup management,
I have a unique ability to adapt proven ideas and apply them in
unrelated disciplines, maximizing returns, building market share,
and repositioning brands for category leadership. I'm on a mission to
transform the future of innovation.

I have co-founded six successful startups, pioneered new verticals,
and closed over $500 million in sales. I also co-founded and served
as the executive producer of the Streamys, the world's premier
awards show honoring the best in online video and the creators
behind it. I am passionate about creating positive social impact
through technology, media, and education, and I advise several
nonprofits and initiatives in these fields. I am also a frequent
speaker, writer, and mentor on topics such as AI, innovation,
entrepreneurship, and diversity.

In 2024, I released my first book, 'Smaller is Better: Using Small
Autonomous Teams to Drive the Future of Enterprise' — learn more
and order your copy here: www.smallerbetter.com

Experience

bluShift Aerospace
Chairman
June 2024 - Present (11 months)

Chairman of BluShift Aerospace, the most disruptive player in the launch services ecosystem. Next-generation hybrid propulsion systems and launch services made right here in the USA.

Monks
Co-Founder
May 2022 - Present (3 years)

Monks is a global creative and technology company. We partner with clients across industries and markets to craft amazing work for the world's most ambitious companies. We operate across teams, time zones and technologies with an incredible in-house team of 7000+ Monks spread across 40+ countries around the world, including offices in San Francisco, Los Angeles, New York, Mexico City, Buenos Aires, São Paulo, London, Amsterdam, Stockholm, Dubai, Singapore, and Shanghai.

Late Stage Capital
Managing Partner
January 2023 - Present (2 years 4 months)

Late Stage Capital is a venture fund that invests in companies that are transforming the future of humanity. The firm is stage agnostic and invests from seed to growth.

American Patrons of St George's and The Descendants of the Knights of the Garter
Pursuivant
October 2024 - Present (7 months)
Windsor Castle, Windsor, England, United Kingdom

Serve as the Pursuivant of arms to the American Patrons of St George's and The Descendants of the Knights of the Garter.

Palfrey Press
Founder
2023 - Present (2 years)

Founder of boutique publishing house specializing in producing authoritative books on obscure historical subjects, heraldry, oral histories, and other antiquarian matters.

OpenPlay
Co-Founder
January 2013 - Present (12 years 4 months)

OpenPlay powers asset and workflow management for the world's largest music companies. OpenPlay helps organizations bring their people, process, and assets together in one place so they can stay productive and aligned from anywhere. OpenPlay is used to manage 3rd party music distribution businesses, as well as wholly-owned label groups. OpenPlay is highly secure. It's flexible. It's software that people actually enjoy using.

Streamys, LLC
Co-Founder & Executive Producer
September 2008 - Present (16 years 8 months)

The Streamys were created to recognize and honor outstanding achievement for shows produced originally for broadband distribution, and recognizes both the shows themselves and the people who make them possible, through awards in 25 categories covering the arts and sciences of making web television.

International Academy of Web Television
Founder
December 2008 - Present (16 years 5 months)

The International Academy of Web Television, an independent organization of digital entertainment leaders, was founded in 2009 to to promote and recognize artistic excellence and technological innovation in the Web television and digital entertainment industries.

Served as Interim Executive Director and member of the Board of Directors.

Formula.Monks
Chief Executive Officer
January 2023 - October 2024 (1 year 10 months)
London, England, United Kingdom

Formula.Monks is the technology solutions division of Monks, a publicly listed marketing, technology services, and consulting giant with over 7,000 employees across 30+ countries around the globe.

Formula.Monks is a global consulting firm driving purposeful, AI-powered transformation for all aspects of the enterprise.

Our clients are household names including: Walmart, American Express, Caterpillar, Johnson & Johnson, Morningstar, and hundreds more. We work with the most ambitions companies in the world, bringing a deep level of enterprise expertise, long-term strategic thinking, and a human-centered approach to designing tech and AI solutions that transform our clients' businesses.

Here are a few samples of our work:

- Built & matured Morningstar's Center of Excellence: a second HQ in Bogota housing 150+ team members with unparalleled physical and ISO certified cyber security
- Designed and built an IoT-enabled inventory tracking platform to improve CAT's supply chain liquidity by more than $1 billion
- Transformed Maersk's asset tracking system to provide to-the-minute updates on location, temperature, and humidity for 3.8 million containers

Our goal is to unlock growth potential for clients that already dominate their industries, and we do that with the best and biggest in the world.

Interested in working with us? Drop me a line and let's see if there's a fit.

S4 Capital Group
CEO, Technology Services
January 2023 - October 2024 (1 year 10 months)

We're building a purely digital advertising and marketing services business, which disrupts analogue models by embracing content, data & digital media and technology services in an always-on 24-7 environment, for global, multinational, regional and local clients and for millennial-driven influencer brands.

TheoremOne
Chief Executive Officer
June 2010 - October 2024 (14 years 5 months)
Dallas-Fort Worth Metroplex

TheoremOne is the leading full product innovation firm for the Fortune 1000. We design, build, and deliver enterprise-scale technology solutions for customers like, American Express, Apple, AT&T, Caterpillar, Disney, Nielsen, Ubisoft and more. Innovate like a startup. Even if you aren't one.

GoSustainable
Co-Founder
July 2007 - October 2016 (9 years 4 months)

GoSustainanble's mission is to connect these farmers with markets in the developed world, and at the same time, to educate farmers in sustainable and organic farming methods.

Focus Areas:
• Facilitation of trade relationships between small businesses, entrepreneurs, and farmers worldwide.
• Education of farmers in developing countries on sustainable and organic farming methods.

Hedgebrook, Inc.
Chairman
October 2012 - June 2014 (1 year 9 months)
Santa Monica, CA

Hedgebrook is focused on mergers acquisitions, and investments in an extensive range of international asset classes including real estate, private equity, and public securities, across market segments including aerospace, consumer & retail, energy, healthcare and technology. Hedgebrook's strategy is focused on long term relationships with management that deliver both strong internal and external growth. As Chairman of Hedgebrook, Brady is responsible for guiding the overall strategy and vision of the company.

Quilt
Advisor
June 2012 - December 2013 (1 year 7 months)

The real-time scrapbook built by you and the ones you love

PopScreen
Advisor
June 2010 - December 2013 (3 years 7 months)

PopScreen is a better way to bookmark online videos and live web shows anytime you're on the internet.

Forrst

Advisor

2010 - 2012 (2 years)

A creative network for designers and developers.

Open Web Foundation

Secretary of the Board

September 2008 - 2012 (4 years)

The Open Web Foundation is an independent non-profit dedicated to the development and protection of open, non-proprietary specifications for web technologies.

DataPortability Project

Steering Group + Treasurer

January 2008 - 2011 (3 years)

DataPortability is putting existing technologies, techniques, policies and initiatives in context in order to facilitate translation, education, advocacy and ultimately implementation of data portability. Sat on the Steering Group and served as Treasurer for three years.

Tubefilter

CEO & Co-Founder

July 2008 - June 2010 (2 years)

Greater Los Angeles Area

I served as founding CEO of Tubefilter, the leading authority on the web television industry, which provides a variety of products and services aimed at growing both the medium of and audience for web television. Tubefilter News serves as the primary discovery network for original episodic web content, and the Web TV Schedule is a pioneer product in the space. Tubefilter – The Web Television Company.

Results Delivered:

• Launched industry leading trade publication "Tubefilter News" and developed data and information services platform.

• Oversaw strategic acquisition of number two online entertainment competitor in Fall 2009.

• Created and executed multi-platform award show platform for online entertainment market; secured six figures in sponsor revenue for first of it's kind broadcast event.

• Managed production, creative, and product delivery teams throughout two year tenure; developed original IP and go-to-market strategy garnering significant press and millions of unique views.

Found Gallery
Partner
December 2006 - June 2009 (2 years 7 months)
Greater Los Angeles Area

Found Gallery, established in 2006, rapidly became a beacon of the artistic and collaborative renaissance that swept across Los Angeles' eastside in the early 2000s. Among others, Found exhibited work by French graffiti artist JR, Cold War Kids bassist Matt Maust, rock photographer Steve Gullick, and freak-folk icon Devendra Banhart as well as collaborated on special events with creative entities like Four Eyed Monsters, Creative Commons, and McSweeney's author Salvador Plascencia.

Results Delivered:
• Led marketing events and operations resulting in rapid growth of the gallery; showcased exhibits by JR, Matt Maust, Steve Gullick and Devendra Banhart.
• Collaborated on events with creative entities including Four Eyed Monsters, Creative Commons and Salvador Plascencia.
• Designed and executed on a comprehensive digital marketing strategy that resulted in coverage from local and nationally recognized art publications, as well as main stream outlets like the Los Angeles Times.

Silver Lake Art Crawl
Director
2008 - 2009 (1 year)

The annual Silver Lake Art Craw showcases Eastside art venues as they play host to an eclectic community of artists and innovators. Known for incorporating traditional gallery spaces as well as other retail and art exhibition spaces, The Art Crawl includes independent toy stores, antiquities and oddities shops, graphic novel and comic stores, clothing stores, and boutiques that showcase artwork from local and visiting artists. With a mix fine art, fashion, street art, toys, and graphic design, the Silver Lake Art Crawl offers a diverse selection of art experiences that reflect the neighborhoods' unique aesthetics and attitudes.

Human Global Media
Chairman

July 2002 - 2008 (6 years)

Kiwi Ad Agency
Principal Partner
September 2002 - September 2005 (3 years 1 month)

Interactive and creative agency that serviced financial, entertainment, and hospitality brands.

Project A, Inc.
Media Designer
2000 - 2003 (3 years)

Leading digital solutions provider to the small business and government ecoystems.

ashland independent film festival
Director of Operations
2001 - 2001 (less than a year)

Led operations for the inaugural Ashland Independent Film Festival including full site logistics, production, and onsite infrastructure.

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Education

University of Southern California
International Relations · (2002 - 2005)